EXHIBIT 23.1

Consent of Independent Accountants

The Board of Directors
Shenandoah Telecommunications Company:

We consent to the incorporation by reference in the registration statements No. 333-21733 on Form S-8 and No. 333-74297 on Form S3-D of Shenandoah Telecommunications Company of our report dated February 6, 2004, with respect to the consolidated balance sheets of Shenandoah Telecommunications Company as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended, which report is included in the 2003 Annual Report on Form 10-K of Shenandoah Telecommunications Company. Our report refers to changes in the methods of accounting for goodwill in 2002 and asset retirement obligations in 2003.


/s/KPMG LLP

Richmond, Virginia
March 4, 2004